Item 7
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited*
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
 BlackRock (Netherlands) B.V.
 BlackRock Fund Advisors
 BlackRock (Singapore) Limited
 BlackRock Financial Management, Inc.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.